Mail Stop 0407

      							May 31, 2005


Mr. Miles S. Nadal
Chairman, President and Chief Executive Officer
MDC Partners Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

	Re:	MDC Partners Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 18, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
			File No. 1-13178

Dear Mr. Nadal:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 26

Presentation of "Combined" Revenue, Operating Costs and Operating
Profits, page 26

1. We note your presentation of "combined" results of operations within the marketing communications segment. Tell us why you believe these measures are appropriate under the guidance in Item 10 of Regulation S-K. In addition, please balance this discussion with an equally prominent and comparably detailed discussion of the marketing communications segment results on a US GAAP basis.

Note 2 - Significant Accounting Policies, page 66

Goodwill and Indefinite Lived Intangibles, page 68

2. Tell us how you have identified your reporting units under SFAS 142 for purposes of testing goodwill for impairment.

Note 7 - Investments in Affiliates, page 80

3. Tell us how you determined that you were not required to present separate financial statements under Rule 3-09 of Regulation S-X or summarized financial information under Rule 4-08 of Regulation S-X for any of your investments in affiliates, which are accounted for using the equity method.

Note 9 - Variable Interest Entities, page 81

4. Describe for us in more detail your accounting for your investment in Crispin Porter + Bogusky, LLC (CPB) by clarifying the following items:
* How you determined that CPB is a variable interest entity under FIN
46R.
* How you determined that you were not the primary beneficiary prior to September 22, 2004
* The nature of the events that occurred on September 22, 2004 and earlier in the third quarter that caused you to change your method of accounting for this investment.
* How you determined that you are the primary beneficiary of CPB after September 22, 2004.


Note 14.  Bank Debt, Long-Term Debt and Convertible Notes, page 87

(a) MDC Revolving Credit Facility, page 87

5. We note that on December 22, 2004, March 14, 2005, April 1,
2005,
and May 9, 2005 you obtained a waiver of any default that may have occurred as a result of your failure to comply with your total debt ratio and fixed charge coverage ratio covenants. In light of these events, tell us how you applied the guidance in EITF 86-30 in determining that it was appropriate to classify your debt as non-current at December 31, 2004 and March 31, 2005.

Note 16 - Gain on Sale of Assets and Settlement of Long-term Debt, page 94

6. Explain for us in more detail the nature of your investment in Custom Direct Income Fund and Custom Direct, Inc. Clarify for us how you accounted for these investments, when you exchanged your interests in Custom Direct, Inc. for units of Custom Direct Income Fund, and how you accounted for this exchange. In addition, tell us the original terms of the adjustable rate exchangeable securities that you issued on December 8, 2003. Were these securities initially exchangeable for shares of the Custom Direct Income Fund or for shares of your own stock?

Note 17 - Segmented Information, page 95

7. Tell us how you have determined that you have two reportable segments. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.
In addition, provide us with a chart of your organizational structure and tell us who you have identified as your chief operating decision maker.

Note 18 - Related Party Transactions, page 99

8. Disclose your transactions with related parties on the face of your financial statements, as required by Rule 4-08(k) of Regulation
S-X.

Note 19 - Commitments, Contingencies and Guarantees, page 100

9. Tell us how you accounted for the put options associated with the remaining ownership interests in certain of your subsidiaries and your basis in the accounting literature.

Item 9.  Changes in and Disagreements With Accountants on
Accounting
and Financial Disclosures, page 116

10. We note in your Form 10-Q for the quarter ended June 30, 2004 that you held an annual shareholders` meeting on June 9, 2004, at which meeting KPMG LLP was appointed as auditors of the company. Please file an Item 4.01 Form 8-K disclosing the information required by Item 304 of Regulation S-K or advise.

Item 9A.  Controls and Procedures, page 116

Disclosure Controls and Procedures, page 116

11. We note that you have concluded your disclosure controls and procedures were adequate to provide reasonable assurance that recording, processing, summarizing and reporting of information required to be included in your SEC reports occurred. It appears that you did not disclose your conclusions regarding the effectiveness of your disclosure controls and procedures, as required by Item 307 of Regulation S-K. In addition, we note that material weaknesses in internal control over financial reporting existed as of
December 31, 2004 and March 31, 2005. In light of these weaknesses, it appears that your disclosure controls and procedures were not effective as of December 31, 2004 and March 31, 2005. Please revise your Form 10-K and Form 10-Q to disclose that your disclosure controls and procedures were not effective as of the end of the period covered by the reports.

12. We note that you have not completed your assessment of the effectiveness of your internal control over financial reporting and your independent registered public accounting firm`s attestation report on this assessment, as required by Item 308 of Regulation S-K.
Tell us your estimated timetable for completing these requirements and amending your Form 10-K to include these reports.




*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Senior Staff Accountant, at
(202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch
Chief,
at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Miles S. Nadal
MDC Partners Inc.
May 31, 2005
Page 5